                                                           EXHIBIT 1

                               [LETTERHEAD]

                                                 OUR REFERENCE NUMBER
                                                         578


                               May 30, 1997


The Board of Directors of
Cinergi Pictures Entertainment, Inc.
c/o R. Timothy O'Donnell
Director
Cinergi Pictures Entertainment, Inc.
2308 Broadway
Santa Monica, CA 90404

      RE:  Proposed Terms for Development Projects/
           Employment Agreement/CPEI Merger Offer

Dear Mr. O'Donnell:

The purpose of this letter is to present to the independent members of the Board of Directors of Cinergi Pictures Entertainment, Inc. ("CPEI") the terms under which Andrew J. Vajna would agree to (i) purchase the development projects of CPEI, (ii) cancel his existing employment agreement with CPEI, and (iii) become the sole shareholder of CPEI in the event that CPEI elects to redeem the outstanding shares of all other shareholders of CPEI pursuant to a tender offer.

1. OVERVIEW. In view of the cessation of CPEI's film production activities, Mr. Vajna makes this offer to purchase all the development projects currently owned by CPEI and to cancel his existing employment agreement with CPEI. Also, due to CPEI's present status, the Board of Directors of CPEI may soon determine that it is in the best interest of its shareholders to redeem and cash out all of its outstanding shares of stock (other than those held by Mr. Vajna) pursuant to a merger transaction with an acquisition entity owned by Mr. Vajna. Mr. Vajna therefore wishes also to offer terms under which he would be willing, as the result of such merger, to become the sole shareholder of CPEI and thereby accede to all the unknown and contingent liabilities and obligations arising after the date of such merger. The various terms contained in this letter are presented to the independent members of CPEI's Board of Directors as a non-severable package offer and thus all such terms must be accepted in order for any terms to be binding.

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Cinergi Pictures Entertainment, Inc.
May 30, 1997
Page 2

2. DEVELOPMENT PROJECTS. Mr. Vajna offers to purchase all rights to all the development projects currently owned by CPEI for an aggregate purchase price of $4.75 million. CPEI shall have sixty (60) days from the date it accepts Mr. Vajna's offer in which to solicit from third parties other offers to purchase all such development projects. If, during such period, CPEI receives a third-party offer to purchase all of the development projects for a price that exceeds $4.75 million by more than 15% (i.e. a price greater than $5.47 million), Mr. Vajna shall have the right to match such greater offer. This right must be exercised by Mr. Vajna within fifteen (15) days from the date of notice of such third-party offer. In the event the third party raises the bid matched by Mr. Vajna, then Mr. Vajna will again have the right to match and so on. If at any time Mr. Vajna does not exercise this right, CPEI may proceed with the sale of the development projects to such third party; provided that such sale is consummated within the following thirty (30) days. If no third-party offer is received by CPEI greater than $5.47 million, then Mr. Vajna's offer of $4.75 million shall be accepted. A comprehensive list of the development projects will be attached to this letter as Exhibit A after approval by Mr. Vajna.

CPEI will continue to pay all costs and obligations in the normal course of business on these development projects until the sale to Mr. Vajna is completed. Assuming the sale to Mr. Vajna is completed, he will assume the non-contingent obligation on the project entitled TRAPPED in the amount of $1,000,000, the non-contingent obligations on the project entitled, I SPY in the amount of $350,000, the non-contingent blind script commitment to William Wisher in the amount of $700,000, and all other contingent and non-contingent obligations in connection with these projects and the other development projects.

3. EMPLOYMENT AGREEMENTS. Mr. Vajna offers to terminate his existing employment agreement, effective as of September 30th conditioned upon the acceptance by the Board of Directors of the terms hereof as such terms may be amended by negotiations hereto and the execution of a deal memorandum containing the terms hereof. For such termination Mr. Vajna shall be paid by CPEI fifty percent (50%) of the amounts that would be payable to him from the termination date until December 31, 1998. Such amount shall include the sum of $135,000 as a settlement of the applicable percentage of Mr. Vajna's "perk package". The foregoing termination provisions shall not cover Mr. Vajna's continuing participation's as a producer of CPEI's completed films, including DIE HARD, TOMBSTONE and EVITA which participations shall survive such termination. Mr. Vajna will be free to enter into a third party producing or other employment or consulting agreement upon satisfaction of the conditions contained in the first sentence of this paragraph subject only to the completion of the Disney Deal and the Fox Deal, his continued non-exclusive consulting with CPEI regarding the disposition of its assets and other related matters, and to his potential reinstatement by the Board of Directors if either of the Disney or Fox agreements are not concluded by CPEI. In the event of such reinstatement, CPEI would re-acquire at Mr. Vajna's cost the development projects if he purchased them.


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Cinergi Pictures Entertainment, Inc.
May 30, 1997
Page 3


4. MERGER OFFER. Because of CPEI's present status, the independent members of the Board of Directors of CPEI may decide that it is in the best interests of the stockholders of CPEI to merge with an acquisition entity of Mr. Vajna. Pursuant to a one-step merger proposal, all the outstanding shares of CPEI owned by persons other than Mr. Vajna would be acquired or redeemed for cash based upon the net worth of CPEI at such time, and in the same transaction, the remaining assets and all liabilities would be merged into an acquisition entity owned by Mr. Vajna (the "Merger Offer"). As a result of that transaction, Mr. Vajna would effectively assume the economic consequences of all unknown and unresolved contingent liabilities of CPEI existing as of the date of the transaction, and any and all new claims, liabilities and obligations of CPEI arising after that date. Accordingly, if CPEI decides to proceed with the Merger Offer, Mr. Vajna, subject to the negotiation of specific merger terms, hereby agrees to proceed with the merger transaction and accept the aforementioned economic consequences of acquiring CPEI, provided that all of the following conditions precedent have been satisfied and completed in full prior to the effective date of the transaction:

    (a) FISHBURN LITIGATION. CPEI is the defendant in a lawsuit brought by Lawrence Fishburn in which Mr. Fishburn is claiming damages of $1.75 million. Prior to the Merger Offer, one of the following must occur: (i) the lawsuit must be dismissed with prejudice, (ii) the lawsuit must be finally settled and all payment obligations pursuant to such settlement satisfied in full, or
(iii) CPEI must establish a reserve reasonably acceptable to Mr. Vajna sufficient to satisfy CPEI's expected liabilities and costs in connection with such lawsuit and/or settlement.

    (b) BROADWAY BRAWLER. CPEI is currently in negotiations to settle all claims and receive reimbursement arising out of the terminated production of the film BROADWAY BRAWLER. Prior to the Merger Offer, (i) all claims against CPEI in connection with such production must be finally settled and all payment obligations pursuant to such settlement satisfied in full; (ii) CPEI must receive reimbursement for its costs and indemnification from liability on all loans, costs and other obligations incurred by CPEI in connection with such production; and (iii) CPEI must establish a reserve reasonably acceptable to Mr. Vajna sufficient to satisfy other contingent liabilities, claims and costs of CPEI in connection with the termination of such production.

   (c) D&0 INSURANCE. CPEI must obtain a policy of directors and officers liability insurance with a limit of not less than $10 million per occurrence and deductible of no more than $1 million per claim. The policy must be maintained in effect for a minimum of four (4) years following the closing date of the Merger Offer. All premiums for such insurance policy must be prepaid prior to the Merger Offer. Further, prior to the Merger Offer, CPEI must establish a reserve reasonably acceptable to Mr. Vajna for the retention of the deductible amounts under such insurance policy.

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Cinergi Pictures Entertainment, Inc.
May 30, 1997
Page 4

   (d) ALTERNATIVE MINIMUM TAX. CPEI must establish a reserve reasonably acceptable to Mr. Vajna for the payment of any alternative minimum tax obligation of CPEI for the year 1997.

   (e) BRITISH SALE-LEASEBACKS. CPEI, through one or more of its subsidiaries, entered into certain sale-leaseback transactions in the United Kingdom with respect to the films JUDGE DREDD and EVITA. Prior to the Merger Offer, CPEI must be indemnified by a party acceptable to Mr. Vajna for all costs, contingent or otherwise, in the possible "unwinding" these sale-leaseback transactions.

   (f) DIE HARD. CPEI must sell to Twentieth Century Fox ("Fox") all rights to distribute the film DIE HARD WITH A VENGEANCE (DIE HARD) within all distribution territories presently controlled by Fox. In addition, with respect to the rights to distribute DIE HARD within all distribution territories presently controlled by CPEI, CPEI must either (i) consummate a sale of such rights to one or more third parties, or (ii) for purposes of the Merger Offer, assign to such rights a value acceptable to Mr. Vajna.

   (g) SPECIAL EFFECTS FACILITY. CPEI, through a subsidiary, owns a special effects facility and associated equipment located in Lenox, Massachusetts. Prior to the Merger Offer, CPEI must either (i) consummate a sale of such facility and equipment to a third party, or (ii) for purposes of the Merger Offer, assign to such facility and equipment a value acceptable to Mr. Vajna.

   (h) EVITA SOUNDTRACK. CPEI owns the exploitation rights to the soundtrack for the film EVITA. Prior to the Merger Offer, CPEI must either
(i) consummate a sale of such rights to a third party, or (ii) for purposes of the Merger Offer, assign to such rights a value acceptable to Mr. Vajna.

   (i) OLIVER STONE COMMITMENTS. CPEI has certain payment obligations to Oliver Stone under a "first look" agreement that expires in February 1998. Prior to the Merger Offer, CPEI must either (i) satisfy in full of its payment obligations under such agreement, or (ii) establish a reserve reasonably acceptable to Mr. Vajna sufficient to satisfy CPEI's obligations under such agreement.

   (i) LEGAL FEES RECEIVABLE. In connection with an investigation of Mr. Vajna's personal tax returns, CPEI advanced legal fees to certain of its officers, directors and employees. Prior to the Merger Offer, these advances shall be reclassified on the books of CPEI as receivables due to CPEI from Mr. Vajna. All other legal fees receivable from officers and directors incurred in litigation against CPEI in the ordinary course of its business shall be collected or written off, as the Board of Directors shall determine.

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Cinergi Pictures Entertainment, Inc.
May 30, 1997
Page 5


   (k) ALAN SMITHEE. CPEI must prior to the Merger Offer (i) deliver the film, and (ii) satisfy all bank and other obligations, or (iii) establish a reserve sufficient to meet all of CPEI's obligations regarding the picture.

   (l) EMPLOYEES. Prior to the Merger Offer all employees with or without contracts must be settled out or severance paid, as appropriate. CPEI must establish a reserve reasonably acceptable to Mr. Vajna sufficient to satisfy CPEI's expected liabilities and costs in connection with such severance and/or settlements.

   (m) DISNEY DEAL. Prior to the Merger Offer CPEI must have concluded the Disney Deal with no material modifications to its current form.

5. DUE DILIGENCE PERIOD. The terms and conditions of the offer set forth in this letter have been based upon a preliminary examination and evaluation of the assets and liabilities of CPEI. However, a thorough due diligence review has not been completed. Accordingly, Mr. Vajna reserves the right to further due diligence with respect to the assets and liabilities of CPEI during the forty-five (45) days following acceptance with the possibility that he may modify the offer contained in this letter based upon the results of such due diligence. Any acceptance by CPEI of Mr. Vajna's offer may be rescinded by CPEI if, as a result of the due diligence, Mr. Vajna subsequently modifies the terms of this proposal.

This offer will remain open during a period of reasonable good faith negotiations between Mr. Vajna and CPEI, not to exceed thirty (30) days from the date hereof.

Sincerely,

/s/ SKIP BRITTENHAM

Skip Brittenham


HMB:hdw

cc: Andrew G. Vajna
    Ronald L. Blanc